SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 12 to

Under the Securities Exchange Act of 1934

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Joel C. Lambert

811 Main Street, Suite 3400

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226344208

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,462 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,462 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,462 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON FR Crestwood Management Co-Investment LLC (f/k/a Crestwood Holdings II LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON OO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON PN

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

CUSIP No. 226344208

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,469,911 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,469,911 Common Units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,469,911 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%†
14	TYPE OF REPORTING PERSON CO

*

Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

†

All percentages of Common Units outstanding contained herein are based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed February 26, 2021.

This Amendment No. 12 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 15, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 8, 2015, as amended by Amendment No. 5 to Schedule 13D filed with the Commission on December 16, 2015, as amended by Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2015, as amended by Amendment No. 7 to Schedule 13D filed with the Commission on January 5, 2016, as amended by Amendment No. 8 to Schedule 13D filed with the Commission on January 11, 2016, as amended by Amendment No. 9 to Schedule 13D filed with the Commission on March 30, 2016, and as amended by Amendment No. 10 to Schedule 13D filed with the Commission on April 15, 2016, as amended by Amendment No. 11 to Schedule 13D filed with the Commission on June 1, 2016 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) FR Crestwood Management Co-Investment LLC (f/k/a Crestwood Holdings II LLC), a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), and (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings and FR GP LP, the “Reporting Persons”).

Crestwood Holdings is the sole member of Gas Services Holdings and owns Crestwood Holdings LP (f/k/a Inergy Holdings, L.P.) (“CHLP”), the sole member of Crestwood Equity GP LLC (f/k/a Inergy GP, LLC), a Delaware limited liability company (the “General Partner”), the general partner of the Issuer. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. is 290 Harbor Drive, Fifth Floor, Stamford, CT 06902.

(c) FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II, Crestwood Holdings and Gas Services Holdings were formed to make investments in energy-related midstream assets, and to undertake activities related thereto.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following paragraph at the end hereof:

In various open market purchases between May 31, 2016 and June 6, 2016, Crestwood Holdings LLC acquired an aggregate of 462,136 of the Issuer’s outstanding Common Units for a total aggregate purchase price of $10,373,669.06. The purchase of such securities was funded from cash on hand of the Reporting Persons.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

Pursuant to a certain Purchase Agreement, dated as of March 25, 2021 (the “Purchase Agreement”), by and among (i) the Issuer, as the purchaser, (ii) Crestwood Holdings, as the seller, and (iii) for limited purposes under the Purchase Agreement, the General Partner, the Issuer will acquire the General Partner, certain related entities of Crestwood Holdings, and certain of the Issuer’s common units and subordinated units held by such entities from Crestwood Holdings (the “GP Buy-In Transaction”).

The Purchase Agreement provides that, (a) upon closing (the “Closing”), which is expected to be on or around March 30, 2021, (i) all of the outstanding limited liability company interests of Crestwood Marcellus Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Crestwood Holdings, (ii) all of the outstanding limited liability company interests (the “CGSH LLC Interests”) of Gas Services Holdings, which owns (x) 1% of the outstanding limited partner interests in CHLP, (y) 9,985,462 Common Units of the Issuer, and (z) 438,789 Subordinated Units of the Issuer, and (iii) 7,484,449 Common Units directly held by Crestwood Holdings will be conveyed, transferred, and assigned from Crestwood Holdings to the Issuer, and (b) on or before the 180th day after the date of the Closing (the “Post-Closing Assignment Date”), 99% of the outstanding limited partner interests (the “Directly Held CHLP LP Interests”) and all of the outstanding general partner interests (together with the Directly Held CHLP LP Interests, the “CHLP LP Equity Interests”) of CHLP, which owns all of the outstanding limited liability company interests in the General Partner, will be conveyed, transferred, and assigned from Crestwood Holdings to the Issuer. The purchase price (the “CEQP GP Investment Purchase Price”) to be paid by the Issuer to Crestwood Holdings pursuant to the Purchase Agreement will be an amount equal to $268,000,000.

The Purchase Agreement contains customary representations and warranties and covenants by each of the parties thereto. Conditions to the Closing include, among others: (a) the Private Placement (as defined below) having been consummated prior to the Closing; (b) Gary D. Reaves and William R. Brown, each a member of the board of directors of the General Partner and each of whom is affiliated with the Reporting Persons, having resigned prior to, or concurrently with, and effective as of, the Closing; and (c) Crestwood Holdings having received an executed payoff letter documenting (i) the repayment of all existing third-party debt for borrowed money incurred under the Credit Agreement, dated as of March 5, 2018, among Crestwood Holdings, as the borrower, the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent (the “Crestwood Holdings Credit Agreement”), including all interest, premiums, and fees payable in connection therewith, (ii) the termination of all obligations of Crestwood Holdings and its subsidiaries under the Crestwood Holdings Credit Agreement and related documents, (iii) the release of all guarantees and encumbrances in respect thereof granted to secure the obligations of Crestwood Holdings and its subsidiaries under the Crestwood Holdings Credit Agreement, and (iv) the termination of the Crestwood Holdings Credit Agreement and all related obligations.

Pursuant to a certain Common Unit Purchase Agreement, dated March 25, 2021 (the “Unit Purchase Agreement”), entered into by and among Gas Services Holdings, the Issuer and certain institutional investors listed on Schedule A thereto (the “PIPE Purchasers”), Gas Services Holdings has agreed to sell 6,000,000 Common Units it holds to the PIPE Purchasers in a private placement (the “Private Placement”) for aggregate cash proceeds of $132,000,000 (the “Private Placement Proceeds”). The transactions contemplated by the Unit Purchase Agreement are subject to closing conditions, including the consummation of the transactions contemplated by the Purchase Agreement and are expected to close on or around March 30, 2021.

The foregoing summary of the Purchase Agreement and Unit Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto as Exhibit L and Exhibit M, respectively.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 74,306,787 Common Units outstanding as of February 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed on February 26, 2021. In addition, Gas Services Holdings holds 438,789 Subordinated Units, which represent all of the Subordinated Units as of the date of this Schedule 13D. See Schedule I to Amendment No. 2 to this Schedule 13D filed on May 7, 2015 for the information applicable to the Listed Persons.

Each of the Reporting Persons may be deemed to beneficially own the Common Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c). The Reporting Persons have not effected any transactions in the Common Units during the past 60 days.

(d). In connection with the transactions contemplated by the Purchase Agreement and the Unit Purchase Agreement, Crestwood Holdings has the right to receive the Private Placement Proceeds received by Gas Services Holdings under the Unit Purchase Agreement.

(e). William Macaulay, a previously listed Reporting Person, ceased to be a beneficial owner of more than 5% of the Common Units on November 26, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

See Item 4 above for a description of the Purchase Agreement and Unit Purchase Agreement, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit L      Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the SEC on March 26, 2021)

Exhibit M     Unit Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 8-K filed with the SEC on March 26, 2021)

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 26, 2021

CRESTWOOD GAS SERVICES HOLDINGS LLC
By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Executive Vice President, Chief Legal, Safety & Compliance Officer

CRESTWOOD HOLDINGS LLC
By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Executive Vice President, Chief Legal, Safety & Compliance Officer

FR CRESTWOOD MANAGEMENT CO-INVESTMENT LLC
By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Executive Vice President, Chief Legal, Safety & Compliance Officer

CRESTWOOD HOLDINGS PARTNERS, LLC
By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Executive Vice President, Chief Legal, Safety & Compliance Officer

FR XI CMP HOLDINGS LLC
By:	First Reserve GP XI, L.P., its managing member
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Gary D. Reaves
	Name:	Gary D. Reaves
	Title:	Managing Director

FR MIDSTREAM HOLDINGS LLC
By:	First Reserve GP XI, L.P., its managing member
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Gary D. Reaves
	Name:	Gary D. Reaves
	Title:	Managing Director

FIRST RESERVE GP XI, L.P.
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Gary D. Reaves
	Name:	Gary D. Reaves
	Title:	Managing Director

FIRST RESERVE GP XI, INC.
By:	/s/ Gary D. Reaves
	Name:	Gary D. Reaves
	Title:	Managing Director

Schedule I

Officers of Crestwood Gas Services Holdings LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Chairman, President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 779,466

Robert T. Halpin III

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 400,509

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 284,399

Joel C. Lambert

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Executive Vice President, Chief Legal, Safety & Compliance Officer

Citizenship: USA

Amount Beneficially Owned: 232,156

John Black

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Senior Vice President, Finance

Citizenship: USA

Amount Beneficially Owned: 59,980

Eric Ormond

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Senior Vice President, Engineering & Project Management

Citizenship: USA

Amount Beneficially Owned: 34,515

Jeffrey Cathey

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Vice President and Controller

Citizenship: USA

Amount Beneficially Owned: 36,780

Michael K. Post

Address: c/o Crestwood Holdings Partners, LLC, 811 Main Street, Suite 3400, Houston, Texas 77002

Principal Occupation: Vice President, Associate General Counsel and Corporate Secretary

Citizenship: USA

Amount Beneficially Owned: 44,855

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

Robert T. Halpin III

(see above)

Steven M. Dougherty

(see above)

John Black

(see above)

Eric Ormond

(see above)

Jeffrey Cathey

(see above)

Michael K. Post

(see above)

Officers of FR Crestwood Management Co-Investment LLC

Robert G. Phillips

(see above)

Robert T. Halpin III

(see above)

Steven M. Dougherty

(see above)

Joel C. Lambert

(see above)

John Black

(see above)

Eric Ormond

(see above)

Jeffrey Cathey

(see above)

Michael K. Post

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

Robert T. Halpin III

(see above)

Steven M. Dougherty

(see above)

Joel C. Lambert

(see above)

Michael K. Post

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Thomas S. Amburgey

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

William R. Brown

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 12,050

Gary D. Reaves

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 12,946

Robert G. Phillips

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

Board of Directors of First Reserve GP XI, Inc.

John A. Hill

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Chief Executive Officer and President of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Gary D. Reaves

(see above)

Officers of First Reserve GP XI, Inc.

Bryan D. Cohen

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Chief Operating Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Patrick D. Carroll

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Chief Financial Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

(see above)

William R. Brown

(see above)

Anne E. Gold

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Chief Compliance Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey K. Quake

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Gary D. Reaves

(see above)

Michael D. Scardigli

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Neil A. Wizel

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hill

(see above)

Will Honeybourne

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joshua R. Weiner

Address: First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0